Exhibit 99.1

Prophecy Appoints New Corporate Secretary

Vancouver, British Columbia, November 22, 2019 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX: PCY, OTCQX: PRPCF, Frankfurt:1P2N) is pleased to announce the appointment of Ms. Brigitte McArthur as Corporate Secretary of the Company.

Ms. McArthur brings over 30 years' experience working with private and publicly trading companies. Previous to joining the Company, Ms. McArthur served as Corporate Secretary of Nevsun Resources Ltd. until being acquired by Zijin Mining Group Company Limited. Throughout her extensive experience, Ms. McArthur has been responsible for all aspects of corporate governance and regulatory matters.

The Company further announces the departures of Ms. Rocio Echegaray, the Company’s previous Corporate Secretary and Mr. Michael Drozd, the Company’s VP, Operations. Mr. Drozd’s duties will be assumed by Mr. Michael Doolin, the Company’s CEO and Joaquin Merino Marquez, the Company’s newly appointed VP, South American Operations. The Company wishes to thank Ms. Echegaray and Mr. Drozd for their services and wishes them the best in their future endeavors.

The Company further announces that pursuant to the Company’s 2016 Share-Based Compensation Plan as amended, the Company has granted to an officer of the Company 100,000 incentive stock options exercisable at a price of $0.33 per common share for a term of five years expiring on November 15, 2024 which vest at 12.5% per quarter for the first two years following the date of grant. The Company has canceled a total of 275,000 stock options previously granted to the departing officers with various exercise prices.

About Prophecy

Prophecy is developing Pulacayo silver project in Bolivia and Gibellini vanadium project in Nevada. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.

ON BEHALF OF THE BOARD
Michael Doolin
CEO

For more information about Prophecy, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@prophecydev.com www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Prophecy’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Prophecy’s forward-looking statements. Prophecy believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Prophecy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Prophecy undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.